26 January, 2006



Securities and Exchange Commission
Office of Global Security Risk
Cecilia D. Blye, Chief
100 F Street, NE
Washington, DC 20005

Re:      BG Group plc
         Form 20-F for the fiscal year ended December 31, 2004
         6-K dated April 24, 2004
         6-K dated November 13, 2003
         6-K dated October 20, 2003
         File No. 1-9337
         Response to your letter of 21 December 2005



Dear Ms. Blye:

Set forth below is our response to your request for supplemental information relating to our business activities in Iran. For completeness, we also provide similar information relating to our recent business activities in Libya.

BG Group established a small presence in Iran in 2001 with a view to monitoring potential oil and gas exploration, production and/or LNG project opportunities. We currently maintain a representative office in Tehran that employs five local personnel. BG Group has no exploration, production, LNG or other operations in Iran. BG Group's level of contact with organisations and individuals in Iran has declined in recent years, particularly in the latter half of 2005. We do not have, and we are not currently developing, any business projects there.

Our business activities in Iran have not generated any revenue to date. From 2001 to 31st December 2005, BG Group's aggregate expenditure in Iran in relation to these activities was approximately (pound)4 million.

As disclosed in our Form 6-K filing dated 3rd October 2005, BG Group was awarded three onshore exploration licences in Libya in a public bid round organised by NOC (National Oil Company of Libya) on 2nd October 2005. The contracts were signed on 8th December 2005 and became effective following ratification on 10th December 2005 with BG Group assuming operatorship of two licences in the Sirt basin and 50% of a licence in the frontier Kufra basin. We expect to conduct initial exploration activities in these regions shortly. Our business activities in Libya have not generated any revenue to date and are not expected to do so for some years.

BG Group's contacts with Iran and Libya are not material to the financial performance of its business. To our knowledge, these contacts have not had any adverse impact on our business reputation or share value. We do not believe that our contacts in Iran and Libya constitute, individually or in the aggregate, any material investment risk for our security holders.

BG Group acknowledges that (a) BG Group is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; (b) SEC staff comments or changes to BG Group's disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to BG Group's filings; and
(c) BG Group may not assert the SEC staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


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Please do not hesitate to contact me if you have additional questions or require additional information.

Yours sincerely,


/s/ Stefan Ricketts


Stefan Ricketts
General Counsel
BG Group plc



Cc:      Frank Chapman
         William Friedrich
         Ashley Almanza
         Charles Bland